UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Spectral AI, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

77732R103

(CUSIP Number)

September 11, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP NO. 77732R103	Page 2 of 5 Pages

CUSIP No. 77732R103
(1) Names of reporting persons	John Michael DiMaio
(2) Check the appropriate box if a member of a group
(see instructions)
(3) SEC use only
(4) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	2,479,053
(6) Shared voting power	0
(7) Sole dispositive power	2,479,053
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	2,479,053
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	17.10%*
(12) Type of reporting person (see instructions)	IN

*	Calculated using 14,494,464 of outstanding shares of common stock, par value $0.0001 per share, as reported in the Issuer’s Current Report Form 8-K filed with the Securities and Exchange Commission on September 15, 2023.

CUSIP NO. 77732R103	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Spectral AI, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

2515 McKinney Ave #1000, Dallas, TX 75201.

Item 2(a).	Name of Person Filing

The name of the person filing this statement on Schedule 13G (the “Reporting Person”) is John Michael DiMaio.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office for the Reporting Person is 6125 Luther Lane, Dallas, TX 75225.

Item 2(c).	Citizenship:

United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

77732R103.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP NO. 77732R103	Page 4 of 5 Pages

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: 2,479,053

Item 4(b).	Percent of Class: 17.10%*

Item 4(c).	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,479,053

(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 2,479,053
(iv)	Shared power to dispose or to direct the disposition of: 0

*	Calculated using 14,494,464 of outstanding shares of common stock, par value $0.0001 per share, as reported in the Issuer’s Current Report Form 8-K filed with the Securities and Exchange Commission on September 15, 2023.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 77732R103	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: September 20, 2023

John Michael DiMaio

By:	/s/ John Michael DiMaio
Name:	John Michael DiMaio